July 8, 2016

Andrew Mew

Senior Assistant Chief Accountant

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Ardmore Shipping Corporation
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 6, 2016
File No. 001-36028

Dear Mr. Mew:

We received your letter dated June 24, 2016, setting forth staff comments on the Ardmore Shipping Corporation (the “Company”) Form 20-F filed on April 6, 2016. Your letter asks the Company to respond within ten business days by providing the requested information. This letter is to confirm that, per the telephone conversation between our legal counsel and staff member Heather Clark on July 7, 2016, the Company has been granted an extension until July 18, 2016 to respond to the staff comments.

If you have any questions, please feel free to contact us.

Sincerely,

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Secretary and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Lyn Shenk, Branch Chief
Heather Clark, U.S. Securities and Exchange Commission
John Thomas (Perkins Coie LLP)